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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file numbers: 33-25419, 33-64058 and 333-75256

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Airgas, Inc. 401(k) Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, PA 19087-5283

REQUIRED INFORMATION

(1)
Financial Statements:

        The following financial statements, including Independent Auditors' Report thereon of Airgas, Inc. 401(k) Plan, are submitted herewith:

  •
  Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

  •
  Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000

  •
  Notes to Financial Statements

  •
  Schedule 1—Schedule of Assets Held for Investment Purposes

        The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.

(2)
Exhibits:

23.1
Consent of KPMG LLP

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRGAS, INC. 401(k) PLAN (Name of Plan)
BY:	/s/ ROGER F. MILLAY Roger F. Millay Senior Vice President—Finance and Chief Financial Officer
BY:	/s/ TODD R. CRAUN Todd R. Craun Vice President—Law and Secretary

DATED: June 26, 2002

AIRGAS, INC. 401(k) PLAN

Financial Statements and
Supplementary Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

AIRGAS, INC. 401(k) PLAN

Table of Contents

Independent Auditors' Report

The Plan Administrator
Airgas, Inc. 401(k) Plan:

        We have audited the accompanying statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Airgas, Inc. 401(k) Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      /S/KPMG LLP

Philadelphia, Pennsylvania
June 10, 2002

AIRGAS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Investments	$146,213,934	$127,753,554

Receivables:
Employee contributions	906,101	1,031,817
Employer contributions	254,514	293,373

Total receivables	1,160,615	1,325,190

Participant loans receivable	5,813,189	5,961,386

Net assets available for benefits	$153,187,738	$135,040,130

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions:
Additions to net assets attributable to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$6,731,001	$(25,211,824)
Interest and dividends	4,043,521	12,494,171

Total investment income (loss), net	10,774,522	(12,717,653)

Contributions:
Employee	13,410,302	21,541,344
Employer	5,873,191	5,965,433

Total contributions	19,283,493	27,506,777

Deductions:
Benefits paid to participants	(11,746,534)	(13,777,439)
Administrative fees	(163,873)	(155,820)

Total deductions	(11,910,407)	(13,933,259)

Transfers from other benefit plans	—	1,634,337

Net additions	18,147,608	2,490,202

Net assets available for benefits:
Beginning of year	135,040,130	132,549,928

End of year	$153,187,738	$135,040,130

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the Plan

        The following description of the Airgas, Inc. 401(k) Plan (the Plan) provides general information only. Participants should refer to the Plan agreement for more complete information.

  (a)
  General

            The Plan is a defined contribution plan covering substantially all employees of Airgas, Inc. and subsidiaries (the Company). Included in the assets of the Plan are contribution rollovers from benefit plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Vanguard Fiduciary Trust Company (the Trustee) serves as the trustee for the Plan.

  (b)
  Contributions

          Employee

            The Plan permits a participant to defer up to 15% of eligible compensation. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. In no event will the contribution exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

            Contributions in 2000 reflect approximately $10 million of rollover contributions from employees associated with companies acquired during 2000.

          Employer

            Contributions to the Plan by the Company are made on a matched basis at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation). Plan participants are eligible for Company matching contributions after they have completed one year of service with the Company.

            In addition to the required Company match, the Company may elect to make discretionary contributions as determined by the Board of Directors. The Company made profit sharing discretionary contributions of $2,489,000 and $2,718,558 for the years ended December 31, 2001 and 2000, respectively. Each subsidiary allocates its profit sharing to individual participants based on their proportionate compensation.

  (c)
  Participant Accounts

            Contributions are invested as directed by each participant in 12 separate investment funds. Each participant may designate, by written notice to the Plan administrator, how the contributions to his or her account are to be allocated among the 12 funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions. In the event a participant fails to submit a written notice of allocation, contributions will be invested in the Retirement Savings Trust. In addition to the above initial election, participants may elect, by calling the Trustee, to transfer monies among the investment funds in 1% increments of the total funds credited to their account. Interest, dividends and other income earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant's balance to the total fund balance.

  (d)
  Participant Loans

            The Plan administrator may, upon the application of a participant, direct the Trustee to make a loan to such a participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant's Plan account balance or $50,000. The minimum loan amount is $1,000 and loans are secured by 50% of the participant's Plan account balance. The loan will bear interest at a rate equal to prime plus 2% and shall provide for periodic repayment over a reasonable period of time not to exceed five years for general-purpose loans and 30 years for principal residence loans. The prime rate was 4.75% and 9.50% at December 31, 2001 and 2000, respectively.

            When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the Internal Revenue Service as a distribution from the Plan. The Plan participant may then be subject to taxes and penalties related to the distribution.

  (e)
  Vesting

            Participants are immediately vested in all contributions. In addition, all earnings on such investments are fully vested.

  (f)
  Payment of Benefits

            Upon retirement, death or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

            Participants experiencing serious financial hardships may be entitled to a distribution upon approval by the Plan administrator.

  (g)
  Administrative Expenses

            All administrative expenses have been paid by the Plan.

(2) Merger of 401(k) Plans

        During 2000, in connection with acquisitions completed by the Company, there were transfers in from certain 401(k) plans of acquired companies of approximately $1.6 million.

(3) Summary of Significant Accounting Policies

  (a)
  Basis of Accounting

            The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those assets.

  (b)
  Investments

            Investments in the Airgas Common Stock Fund are valued at market value based upon closing prices at the Plan year-end. The fair values of the Vanguard funds are based on the net asset values per share at year-end.

            Purchases and sales of investments are recorded on a trade-date basis. The average cost method is followed in determining the cost of investments sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

          Investment options as of December 31, 2001 and 2000, were as follows:

            The Airgas Common Stock Fund invests in Airgas, Inc. common stock to provide the possibility of long-term growth through increases in the value of the stock. The stock value per share was $15.12 and $6.81 at December 31, 2001 and 2000, respectively. At December 31, 2001, 3,113 plan participants were invested in the fund.

            The Vanguard Explorer Fund seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospect for above-average growth. The value per share was $60.31 and $60.09 at December 31, 2001 and 2000, respectively. At December 31, 2001, 1,385 plan participants were invested in the fund.

            The Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. The value per share was $15.01 and $18.87 at December 31, 2001 and 2000, respectively. At December 31, 2001, 1,168 plan participants were invested in the fund.

            The Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. The value per share was $18.85 and $27.65 at December 31, 2001 and 2000, respectively. At December 31, 2001, 3,479 plan participants were invested in the fund.

            The Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. The value per share was $105.89 and $121.86 at December 31, 2001 and 2000, respectively. At December 31, 2001, 2,469 plan participants were invested in the fund.

            The Vanguard Wellington Fund seeks to provide income and long-term growth of capital, without undue risk to capital, by investing approximately 65% of its assets in stocks and the remaining 35% in bonds. The value per share was $27.26 and $28.21 at December 31, 2001 and 2000, respectively. At December 31, 2001, 2,375 plan participants were invested in the fund.

            The Vanguard LifeStrategy Growth Fund seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 65% to 90% stocks, 10% to 35% bonds and 0% to 25% cash investments. The value per share was $17.43 and $19.59 at December 31, 2001 and 2000, respectively. At December 31, 2001, 1,347 plan participants were invested in the fund.

            The Vanguard LifeStrategy Moderate Growth Fund seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 45% to 70% stocks, 30% to 55% bonds and 0% to 25% cash investments. The value per share was $15.93 and $17.24 at December 31, 2001 and 2000, respectively. At December 31, 2001, 975 plan participants were invested in the fund.

            The Vanguard LifeStrategy Conservative Growth Fund seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, international stock fund, two bond funds and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 25% to 50% stocks, 50% to 75% bonds and 0% to 25% cash investments. The value per share was $14.06 and $14.70 at December 31, 2001 and 2000, respectively. At December 31, 2001, 508 plan participants were invested in the fund.

            The Vanguard LifeStrategy Income Fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 5% to 30% stocks, 70% to 95% bonds and 0% to 25% cash investments. The value per share was $12.86 and $13.00 at December 31, 2001 and 2000, respectively. At December 31, 2001, 352 plan participants were invested in the fund.

            The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. The value per share was $10.14 and $9.96 at December 31, 2001 and 2000, respectively. At December 31, 2001, 738 plan participants were invested in the fund.

            The Vanguard Retirement Savings Trust seeks stability of principal and a high level of current income consistent with a two-year to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1 per share. At December 31, 2001, 3,697 plan participants were invested in the trust.

  (c)
  Use of Estimates

            The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for Plan benefits. Actual results could differ from those estimates.

(4) Investments

        The following investments represent 5% or more of the net assets available for benefits at December 31, 2001 and 2000:

	2001	2000
Airgas Common Stock Fund	$38,556,132	$17,922,364
Vanguard U.S. Growth Fund	23,785,570	33,502,706
Vanguard 500 Index Fund	14,895,927	14,402,139
Vanguard Wellington Fund	19,471,844	17,376,741
Vanguard Retirement Savings Trust	24,809,345	21,667,221

        During the years ended December 31, 2001 and 2000, the net appreciation (depreciation) in the fair value of investments (including realized gains and losses) was as follows:

	2001	2000
Airgas Common Stock Fund	$21,551,972	$(19,383,952)
Mutual Funds	(14,820,971)	(5,827,872)

Net appreciation (depreciation) in fair value of investments	$6,731,001	$(25,211,824)

(5) Tax Status

        The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 31, 2000, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and continues to be exempt from federal income taxes.

(6) Related-Party Transactions

        The Plan invests in shares of mutual funds (Vanguard funds) managed by an affiliate of Vanguard Fiduciary Trust Company, who acts as trustee for the Plan. Investment transactions of the Plan qualify as party-in-interest transactions, but are not prohibited transactions.

(7) Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.

(8) Defaulted Loans

        During the year ended December 31, 2001, there were 143 participants who were in default of their loans, including 4 participants who were active employees. Loans in the amount of $774,797 were in default and included in participant loans as of December 31, 2001.

        During the year ended December 31, 2000, there were 49 participants who were in default of their loans, including 47 participants who were active employees. Loans in the amount of $125,897 were in default and included in participant loans as of December 31, 2000.

(9) Subsequent Event

        On February 28, 2002, the Company purchased the majority of Air Products and Chemicals, Inc.'s U.S. packaged gas business. Approximately 1,100 employees associated with the acquired business were eligible to participate in the Plan effective March 1, 2002.

Schedule 1

AIRGAS, INC. 401(k) PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2001

Number of Shares	Investments *	Fair Value
	Common stock:
2,550,009	Airgas Common Stock Fund	$38,556,132
	Mutual funds:
111,453	Vanguard Explorer Fund	6,721,719
206,611	Vanguard International Growth Fund	3,101,224
1,261,834	Vanguard U.S. Growth Fund	23,785,570
140,674	Vanguard 500 Index Fund	14,895,927
714,301	Vanguard Wellington Fund	19,471,844
327,075	Vanguard LifeStrategy Growth Fund	5,700,919
248,539	Vanguard LifeStrategy Moderate Growth Fund	3,959,231
119,122	Vanguard LifeStrategy Conservative Growth Fund	1,674,849
72,346	Vanguard LifeStrategy Income Fund	930,374
257,081	Vanguard Total Bond Market Index Fund	2,606,800
	Vanguard Retirement Savings Trust, 5.98%	24,809,345
	Employee loans, 6.75% to 11.00%	5,813,189

	Total assets held for investment purposes	$152,027,123

*
Investment transactions of the Plan qualify as party-in-interest transactions.

See accompanying independent auditors' report.

QuickLinks

REQUIRED INFORMATION
SIGNATURES
AIRGAS, INC. 401(k) PLAN Table of Contents
AIRGAS, INC. 401(k) PLAN Statements of Net Assets Available for Benefits December 31, 2001 and 2000
AIRGAS, INC. 401(k) PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2001 and 2000
AIRGAS, INC. 401(k) PLAN Notes to Financial Statements December 31, 2001 and 2000
AIRGAS, INC. 401(k) PLAN Schedule of Assets Held for Investment Purposes December 31, 2001